UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)
BROADCOM CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

111320107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David A. Dull, Esq.
Senior Vice President, Business Affairs, General Counsel and Secretary
Broadcom Corporation
5300 California Avenue
Irvine, California 92617-3038
(949) 926-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
S. James DiBernardo, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$182,030,124.00	$5,588.33***

*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 7,817,941 shares of Class A common stock of Broadcom Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

***	Previously paid.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Introductory Statement
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) that Broadcom Corporation filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2007 with respect to its offer to amend or replace outstanding “Eligible Options” (as defined in the Offer to Amend or Replace Eligible Options (the “Offer Document”) attached to the Schedule TO as Exhibit (a)(1)) (the “Offer”) held by current employees subject to taxation in the United States so that the holders of those options will not be subject to Section 409A of the Internal Revenue Code. Except as amended and supplemented hereby, all terms of the Schedule TO and the Offer and all disclosure set forth in the Schedule TO and Exhibits thereto remain unchanged.
ITEM 1. SUMMARY TERM SHEET.
     Item 1 of the Schedule TO is hereby amended as follows: The following additional question and answer have been added to the Summary Term Sheet of the Offer Document immediately prior to the question entitled “WHAT ARE THE TAX CONSEQUENCES OF AN OPTION SUBJECT TO SECTION 409A?”:
     “WHAT HAPPENS IF MY EMPLOYMENT TERMINATES ON OR AFTER THE EXPIRATION DATE BUT BEFORE THE AMENDMENT DATE? If your employment with Broadcom (or any Broadcom subsidiary) terminates on or after the Expiration Date but prior to the Amendment Date, none of your tendered Eligible Options will be amended or replaced pursuant to the Offer, and you will not be entitled to any Cash Payment with respect to those options. The tendered options will be returned to you and will remain exercisable in accordance with the terms in effect for them at the time of the tender, including the current exercise price per share. If you take no other action to bring those options into compliance with Section 409A, you may be subject to adverse taxation in the manner discussed below. You will be solely responsible for any taxes, penalties or interest you may incur under Section 409A.”
ITEM 2. SUBJECT COMPANY INFORMATION.
     Item 2(b) of the Schedule TO is hereby amended to include the information set forth in Item 11 below, which information is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a) of the Schedule TO is hereby amended as follows: The information set forth in Section 1 of the Offer Document, entitled “Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Payment; New Options; Expiration Date; Additional Considerations” is hereby amended as follows:
       The first sentence under the section entitled “Former Employees” is deleted in its entirety and replaced with the following language: “If you are not in the employ of Broadcom (or any Broadcom subsidiary) on the Expiration Date or on the Amendment Date, none of your tendered Eligible Options will be amended or replaced, and you will not be entitled to a Cash Payment with respect to those options.”
ITEM 11. ADDITIONAL INFORMATION.
     Item 11(b) of the Schedule TO is hereby amended and restated in its entirety to read as follows:
     “(b) On April 6, 2007, the Company distributed to eligible participants in the Offer a notice of clarification, a copy of which is attached hereto as Exhibit (a)(12) and incorporated herein by reference. The notice clarified the status of an Eligible Optionee who terminates employment with the Company on or after the Expiration Date but before the Amendment Date for his or her tendered Eligible Options. In such event, the terminating Eligible Optionee would no longer be eligible to participate in the Offer, and none of his or her tendered Eligible Options would be amended or replaced pursuant to the Offer. The tendered options will be returned and will remain exercisable in accordance with the terms in effect for them at the time of the tender, including the current exercise price per share. If no other action is taken to bring those options into compliance with Section 409A, the terminating Eligible Optionee may be subject to adverse taxation under Section 409A of the Internal Revenue Code and will be solely responsible for any taxes, penalties or interest he or she may incur under Section 409A.
     Except for the clarification regarding the status of Eligible Optionees who terminate employment with the Company on or after the Expiration Date but before the Amendment Date, the Offer remains subject to the terms and conditions set forth in the Offer to Amend or Replace Eligible Options and other related tender offer materials filed by the Company with the SEC.”
ITEM 12. EXHIBITS.
     Exhibits (a)(10), (a)(11) and (a)(12) to this Amendment are hereby filed as Exhibits (a)(10), (a)(11) and (a)(12), respectively, to the Schedule TO.

(a)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(3)	Letter of Transmittal and Cover Letter thereto.*

(a)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(5)	Withdrawal Form.*

(a)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.*

(a)(7)	Form of Reminder of Expiration Date.*

(a)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.*

(a)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) February 20, 2007, is incorporated herein by reference.

(a)(10)	Material Income Taxes for Eligible Optionees Subject to Taxation Outside of the United States.

(a)(11)	Frequently Asked Questions.

(a)(12)	Notice of Clarification of Eligible Optionee Status, dated April 6, 2007.

(b)	Not applicable.

(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.*

(d)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007.

(d)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(d)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 21, 2007, and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Broadcom Corporation

By:	/s/ David A. Dull

David A. Dull, Esq.
Senior Vice President, Business Affairs,
General Counsel & Secretary

Date:	April 6, 2007

INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(2)	Email Announcement of Offer to Amend or Replace Eligible Options, dated March 21, 2007.*

(a)(3)	Letter of Transmittal and Cover Letter thereto.*

(a)(4)	Form of Stock Option Amendment and Special Cash Payment Agreement.*

(a)(5)	Withdrawal Form.*

(a)(6)	Forms of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.*

(a)(7)	Form of Reminder of Expiration Date.*

(a)(8)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Make Cash Payment.*

(a)(9)	Broadcom Corporation Annual Report on Form 10-K for the year ended December 31, 2006, filed with the Securities and Exchange Commission (the “SEC”) February 20, 2007, is incorporated herein by reference.

(a)(10)	Material Income Taxes for Eligible Optionees Subject to Taxation Outside of the United States.

(a)(11)	Frequently Asked Questions.

(a)(12)	Notice of Clarification of Eligible Optionee Status, dated April 6, 2007.

(b)	Not applicable.

(d)(1)	Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated through March 9, 2007.*

(d)(2)	Form of Stock Option Agreement under the Broadcom Corporation 1998 Stock Incentive Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.19 to Form 10-K for the year ended December 31, 2006, filed with the SEC February 20, 2007.

(d)(3)	Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated through July 18, 2003, is incorporated herein by reference from Exhibit 10.2 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(d)(4)	Form of Stock Option Agreement under the Broadcom Corporation 1999 Special Stock Option Plan, as amended and restated, is incorporated herein by reference from Exhibit 10.2.1 to Form 10-Q for the three months ended June 30, 2003, filed with the SEC August 11, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on March 21, 2007, and incorporated herein by reference.